JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone:  (561)953-1126
Telefax:   (561)994-6693
Email: jklein@jkleinlegal.com

April 30, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:          ID Perfumes, Inc. .
Registration Statement on Form 10
Filed  April 10, 2013
File No. 000-52675

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated April 10, 2013.

General:

1.           With respect to comment No.1,  we will not be withdrawing the Registration Statement  prior to clearance of all comments.  The Company will file all required reports under the Securities and Exchange Act of 1934.

2.           With respect to comment No. 2,  we have removed all references to  ID Perfumes being an emerging growth Company.  We have also added a risk factor disclosing that not qualifying as an emerging growth company may subject ID Perfumes to additional costs associated with more detailed accounting and disclosure matters.

Business:

3.           With respect to comment No.3,  we have  incorporated in our discussion regarding the Company’s business strategy additional disclosure with respect to the raw material suppliers.  We have identified the principal suppliers for our bottles, caps, pumps, bottles and fragrances.  We believe that should any of these suppliers cease operations,  we will be able to secure these raw materials from other suppliers without difficulty.

4.           With respect to comment No. 4,  the Company’s expenses have been negligible with respect to research and development in both 2011 and 2012.  We do not believe that research and development costs will at any time be material.

Licensed Brands:

5.           With respect to comment No. 5, we have requested confidential treatment with respect to various aspects of the Licensing Agreements with both Adam Levine and Selena Gomez.  Specific disclosures regarding royalty payments,  minimum annual royalties, minimum advertising expenses,  customer discounts, client contacts and any prepayments will adversely impact the Company’s business operations.  As such,  we have not further qualified or quantified the disclosures with respect to either licensing agreement.  Similarly, we have not made a tabular disclosure in connection with minimum royalties due under each of the licensing agreements for each artist. However, on page F-13, we have previously disclosed the combined committments relating to such agreements.

Procurement and Distribution:

6.           With respect to comment No. 6,  Victory has filed suit against the Company.  A cross reference to Legal Proceedings  has been incorporated in the disclosure.

7           With respect to comment No. 7,  ID Perfume has a warehousing and service agreement with Suite-K.  The agreement does not provide or require Suite-k to provide manufacturing services.  The Company has used, but is not required to use Suite-k for manufacturing services.  Purchase Orders are provided on an as-needed basis.   EDI is the acronym for Electronic Data Interchange.

8.           With respect to comment No. 8,   we have disclosed the terms and conditions of the agreement with Gigantic and identified Gigantic as a related party.   It should be noted that this agreement was terminated July 19, 2012.

9.           With respect to comment No. 9,  we have removed the reference to Givaudan.

10           With respect to comment No. 10, we have disclosed that there is a distribution agreement between Common Wealth Corporation and ID Perfumes.  Common Wealth has the right purchase Selena Gomez and Adam Levine perfumes as a distributor and execute sales to independent mass market perfumeries and boutiques.   We have identified the basis for the exhibits included in the registration statement in response to comment 44.

Marketing:

11.           With respect to comment No. 11,  we have  consolidated the disclosures as originally set forth under “Marketing” and “Marketing Strategies.”

Financing:

12.           With respect to comment No.  12,  we have provided additional information with respect to our agreement with LSQ.  Specifically, LSQ  is responsible for purchasing account receivables and processing advances to ID Perfumes for invoices covering U.S. retailers.  LSQ has  agreed to purchase up to 65% of the face value of $2 million of approved retailers.

13.           With respect to comment No.  13,  we have identified the secured creditors and  identified those assets that are the subject of the security interests.  Specifically, the Company granted a security interest in its products to Victory International, LLC and a security interest in its licenses to Parfums Investment, LLC  in connection with its guarantee of a related party debt.

Intellectual Property:

14.           With respect to comment No.  14, the  Vivamore tademark represents an extension of the   Selena Gomez perfume brand.   Vivamore is Selena Gomez's second perfume line under the Selena Gomez perfume brand.  We have clarified this brand extension in the Registration Statement.

15.           With respect to comment No. 15,  the Company’s sole licensing, rights and trademarks are in connection with the Licensing Agreements with Selena Gomez and Adam Levine.  We have further clarified this point in our disclosure.

Competition:

16.           With respect to comment No.  16, we have deleted the reference to “value added customer services.”

Risk Factors:

17.           With respect to comment No. 17,  we have deleted the reference to technological and marketing barriers to entry.

18.           With respect to comment No.  18,  the Company does not have a corporate website.   The Company has registered websites for Selena Gomez, www.SelenaGomezperfumes.com and Adam Levine, AdamLevine-Fragrances.com. We have also disclosed these websites in our discussion on marketing these fragrances.

19.           With respect to comment No.  19,  we have revised this risk factor to indicate that the Company does not currently trade on any market.

Management Discussion and Analysis:

20.           With respect to comment No.  20 , we have operations in the United States, Canada and Latin America.  We also have a network of distributors in Europe, the Middle East and the Far East.  We have amended footnote 13 to reflect this change.

21.           With respect to comment No.  21, we have revised our disclosure to reflect that sales are seasonal in nature and that there may be a spike in sales with the introduction of a new fragrance.

Advertising:

22.           With respect to comment No.  22,  we have quantified our advertising expenses for 2012.  Specifically, during 2012, the Company incurred $2.5 million and $106,000 in advertising and promotion expenses for Selena Gomez and Adam Levine, respectively, for a total advertising and promotion expense of $2.61 million

We have also disclosed that the Company is currently in compliance with minimum advertising requirements.

Liquidity and Capital Resources:

23           With respect to comment No.  23,  the Company does not have a revolving credit line.    We have clarified the disclosure to more accurately reflect that our expenses  have been financed through cash flow, sales of equity, shareholder loans and accounts receivable financing.

24.           With respect to comment No.  24,   we have expanded our disclosure regarding the terms and conditions of the loans payable and stockholder notes.   We have identified the terms of the various notes as well as the interest rates payable. All of these notes are in default and are reflected as current liabilities on the Company’s balance sheet.

25.           With respect to comment No.  25,  we have provided additional disclosure with respect to  our accounts receivable, working capital and customer payment terms.   As a result of credits from co op advertising and acceptance of returns there were no accounts receivable at December 31, 2012.  Customers are generally given terms of payments within 30 days.

26           With respect to comment No.  26,  we do not believe that foreign currency fluctuations have a material impact on our operations as  all sales are invoiced in U.S. dollars and all funds are collected in U.S. dollars.

27.           With respect to comment No.  27,   we have provided enhanced disclosure with respect to our capital deficiencies, monthly funding requirements.  We have in the past, and expect to continue to finance ongoing operations from cash flow, the issuance of common stock, related party loans and debt financing.

Properties:

28.           With respect to comment No.  28,   the property is leased on an annual basis.  We have also disclosed a residential lease for property in Los Angeles, California for which ID Perfumes makes monthly payments.

Security Ownership of Certain Beneficial Owners and Management:

29.           With respect to comment No.  29,  IZJD Group is 100% owned by Mr. Lekach and his four children.  As such, we have attributed ownership of these shares to Mr. Lekach

Directors and Executive Officers:

30.           With respect to comment No.  30,   we have  identified Ilia Lekach as the Company’s sole director and provided additional disclosure with respect to his business qualifications.   Further,  both Mr. Lekach and Mr. Hamon work for ID Perfumes on a full-time basis.

31.           With respect to comment No.  31,  we have further revised the risk factor titled “Our officers and directors may have conflicts of Interest” to clarify that Gigantic does not develop or market perfume fragrances.  Similarly, the Company does not expect to be a fragrance distributor.  Both Mr. Lekach and Mr. Hamon have agreed to bring any business opportunity of whatever kind or nature first to ID Perfumes.

32.           With respect to comment No.  32,   we have expanded our discussion  regarding the business experience of Ilia Lekach, Rudford Hamon and Isaac Lekach.

Family Relationships:

33.           With respect to comment No.  33,   there are two individuals named “Isaac Lekach”.   Isaac Lekach, the Company’s president, is Ilia Lekach’s son.   Ilia Lekach also has a nephew “Isaac Lekach.

Executive Compensation:

34.           With respect to comment No.  34,   we determined that the  fair value of these options at the date of grant was estimated using a Black-Scholes option pricing model.  Further disclosure is provided in Footnote 8 to the financial statements

35.           With respect to comment No.  35,   the significant increase in the salary paid to Mr. Lekach from 2011 to 2012 is  due to the fact that  he is now employed on a full time basis by ID Perfumes

Certain Relationships and Related Transactions, and Director Independence:

36.           With respect to comment No.  36,  we have provided the disclosure required by Item 404(a) of Reguation S-K.  We have identified the related parties, the dollar value of each transaction and more specific information  in connection with all related party transactions.

37.           With respect to comment No.  37,  we have expanded our discussion to include all related party transaction that are referenced in the footnotes to our financial statements and as required by Item 404(d) of Regulation S-k.

Market Price of and Dividends on the Registrant’s Common Equity

38.           With respect to comment  No.  38,   we had 106 shareholders of record.

Recent Sale of Unregistered Securities:

                39.           With respect to comment No.  39, we have identified the $500,000 convertible debenture in our schedule identifying the sale of unregistered securities.   This debenture can be converted into a total of 125,000 shares of our common stock. At maturity, the holder may request cash for outstanding principal and interest, or $1 million of fragrance inventory at wholesale prices, or convert all or a portion of the balance into common stock at the exchange ratio of $4.00 in debt for each share of common stock, (125,000 shares if converted in its entirety).

Statement of Cash Flows:

40.           With respect to comment No.  40,  in accordance with ASC 230-1-45-24 the Company has elected not to separately disclose cash flows from discontinued operations

Notes to Financial Statements:

41.           With respect to comment No.  41,  we have revised  footnote one and specifically identified the  accounting for customer deposits.  Customer deposits are received in advance of future sales.  The deposits are recorded as a liability until the sale occurs. When shipped, the deposits are recorded as revenues.

                42.           With respect to comment No.  42,  we have enhanced the footnote disclosure regarding our Factor.  The Factor has  agreed to purchase without recourse up to $2 million of the face value of approved retailers’ valid accounts receivable, subject to a 35% reserve.  The company also disclosed its policy that it removes the accounts receivable from its financial statements upon sale of the receivable to the factor.   During 2012 the Company had borrowed and repaid an aggregate of $2.8 million.   There was no amount due to the factor at December 31, 2012.

43           With respect to comment No.  43,  sales made outside the United States are denominated in U.S dollars.  No transactions are denominated in foreign currencies.

Exhibits:

44.           With respect to comment No.  44,  we have included the following agreements with our filing:

●	Selena Gomez Licensing Agreement (redacted)
●	Adam Levine Licensing Agreement (redacted)
●	Suite-K Distribution and Warehousing agreement (redacted)
●	LSQ Factoring Agreement
●	Givaudin Supplier Agreement (redacted)
●	Commonwealth Distribution Agreement (redacted)
●	Commonwealth Wholesale Convertible Debenture
●	Gigantic Parfums Promissory Note
●	Gigantic Parfums Supplier Agreement
●	Distribution Agreement with The Sarpes Group
●	Distribution Agreement with Lencovski

We believe that these exhibits, as well as those exhibits previously filed on Form 10 fully complies  with the reporting obligations of Item 601 of Regulation S-K.   These agreement s represent those agreements not entered into in the ordinary course of business and are material to the Company’s operations.

45.           With respect to comment No.  45,  our auditors have provided us with a currently dated consent.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

By:	/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For ID Perfumes, Inc.